

SECURITIES AND EXCHANGE COMMISSION

03054724

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 27038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Strategies, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Chestnut St., Suite 608

(No. and Street)

Philadelphia (City) Pennsylvania (State) 19106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart S. Kaplow (215) 922-5444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles Adams - McAlpine, Carrl & Co., LLC, CPA

(Name – *if individual, state last, first, middle name*)

437 Chestnut St., Suite 1010, Philadelphia, PA 19106

(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 25 2003
WASH, D.C.
165
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bart S. Kaplow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Strategies, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
Elizabeth J. Selmer, Notary Public
City of Phila., Philadelphia County
My commission expires January 15, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL STRATEGIES LIMITED

FINANCIAL REPORT

DECEMBER 31, 2002

C O N T E N T S

MacALPINE, CARLL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 1010 LAFAYETTE BUILDING
437 CHESTNUT STREET
PHILADELPHIA, PENNSYLVANIA 19106

JOHN C. MacALPINE III, C.P.A.
CHARLES ADAMS, C.P.A.
JAMES L. WILSON, C.P.A.

CHRISTOPHER M. BOYLAN, C.P.A.

PA: 215-923-1101
NJ: 856-772-0300
FAX: 215-923-9188
email: cpa@macalpinecarll.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Capital Strategies Limited
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of Capital Strategies Limited (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Strategies Limited at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacAlpine Carll & Co LLC

February 28, 2003

CAPITAL STRATEGIES LIMITED

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS	2 0 0 2	2 0 0 1
CURRENT ASSETS		
Cash	$ 16,352	$ 36,654
Money market deposits	12,610	12,503
Commissions receivable	8,698	71,632
Prepaid expenses	48	48
Total current assets	*$ 37,708*	*$ 120,837*
	$ 37,708	***$ 120,837***

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 15,639	$ 600
Accrued expenses	1,371	48,384
Total current liabilities	*$ 17,010*	*$ 48,984*
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 100 shares	$ 100	$ 100
Additional paid-in capital	49,874	34,874
Retained (deficit) earnings	(29,276)	36,879
	$ 20,698	*$ 71,853*
	$ 37,708	***$ 120,837***

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions and advisory fees	$ 173,474	$ 325,436
Interest earned	106	149
	$ 173,580	$ 325,585
Expenses:		
Bank charges	$ 319	$ 542
Commission expense	88,300	131,995
Fidelity bond	883	945
Filing fees and licenses	9,278	8,470
Management fee	82,000	170,000
Professional fees	48,048	18,309
Taxes, other than income	707	94
	$ 229,535	$ 330,355
Net loss before corporate income taxes	$ (55,955)	$ (4,770)
Corporate income taxes (Note 2)	-	-
Net loss	$ (55,955)	$ (4,770)

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in	Retained Earnings	Total Stock-holder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance at January 1, 2001	100	$ 100	$ 24,874	$ 41,649	$ 66,623
Additional paid-in capital	-	-	10,000	-	10,000
Net income	-	-	-	(4,770)	(4,770)
Balance at December 31, 2001	100	$ 100	$ 34,874	$ 36,879	$ 71,853
Additional paid-in capital	-	-	15,000	-	15,000
Distribution to stockholder	-	-	-	(10,200)	(10,200)
Net loss	-	-	-	(55,955)	(55,955)
Balance at December 31, 2002	100	$ 100	$ 49,874	$ (29,276)	$ 20,698

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (55,955)	$ (4,770)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in working capital components:		
Decrease in receivables	62,934	14,341
Decrease in prepaid expenses	-	349
Increase in accounts payable	15,039	545
Decrease in accrued expenses	(47,013)	(1,538)
Net cash (used in) provided by operating activities	*$ (24,995)*	*$ 8,927*
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	$ 15,000	$ 10,000
Distribution to stockholder	(10,200)	-
Net cash provided by financing activities	*$ 4,800*	*$ 10,000*
Net (decrease) increase in cash and cash equivalents	***$ (20,195)***	$ 18,927
Cash and cash equivalents:		
Beginning	49,157	30,230
Ending	***$ 28,962***	***$ 49,157***

See Notes to Financial Statements.

CAPITAL STRATEGIES LIMITED

NOTES TO FINANCIAL STATEMENTS

Note 1. ***History of the Company and Significant Accounting Policies***

The Company was incorporated on April 28, 1969, in Pennsylvania and had been inactive until 1981, when it registered as a broker-dealer with the appropriate authorities. The name of the Company was changed at that time from Capital Planning Corporation to Bart S. Kaplow, Inc. and subsequently to Capital Strategies Limited.

The books are maintained on the accrual basis and there is no pension plan in effect. Space is being occupied in the principal's office without a lease; however expenses are shared with and reimbursed to an affiliate, Capital Planning Corporation, and are recorded as management fees.

Commissions Receivable and Accrued Expenses

Commissions earned as of the balance sheet date but not received until a later date have been recorded as commissions receivable.

The commissions payable to outside representatives calculated on the commissions receivable have been recorded as accrued expenses.

Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist of a checking account and a money market account.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1. ***History of the Company and Significant Accounting Policies (Continued)***

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Note 2. ***S Corporation - Income Tax Status***

The Company, with the consent of its stockholder, elected under the Internal Revenue Code and the Commonwealth of Pennsylvania to be an S Corporation. The stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the Company's financial statements.

Note 3. ***Management Fees***

Management fees are paid monthly to an affiliate, Capital Planning Corporation. These fees are billed monthly for the Company's share of office operation costs incurred and paid by Capital Planning Corporation. The Company and Capital Planning Corporation are affiliated by their common stockholder and management.

Note 4. ***Contingencies***

The Company, along with it's stockholder, have been named as defendants in two lawsuits that allege violations of federal and state securities laws and claim substantial damages. One of the lawsuits has been resolved in favor of the Company by a decision of the NASD Arbitration Panel on January 3, 2003. The Company has hired outside legal counsel and believes that the resolutions of the second lawsuit will not result in any material adverse effect on the Company's financial statements.

CAPITAL STRATEGIES LIMITED — SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net Capital:		
Total stockholder's equity from balance sheet		$ 20,698
Add liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		$ 20,698
Deductions and/or charges:		
Non-allowable assets		$ 48
Haircuts: On debt securities		-
On other securities (100% market)		-
Total deductions		$ 48
Net capital		$ 20,650
Aggregate Indebtedness:		
Items included in balance sheet:		
Accounts payable	$ 15,639	
Accrued expenses	1,371	
Total aggregate indebtness	$ 17,010	
Computation of Basic Net Capital Requirements:		
Capital requirements:		
Minimum net capital required 6 2/3% of aggregate indebtedness	$ 1,134	
Minimum dollar requirement	5,000	
Net capital requirement (greater of above)		$ 5,000
Net capital in excess of requirement		$ 15,650
Ratio: Aggregate indebtedness to net capital		.82 to 1

CAPITAL STRATEGIES LIMITED

SCHEDULE II

Reconciliation of Net Capital in Accordance With Rule 17-a5(d)(4)
Under Securities Exchange Act of 1934
December 31, 2002

	Audited	*Company's Computation Part II A*	*Difference*
Total ownership equity	$ 20,698		
Less unrealized gain on investments	-		
Adjusted ownership equity	$ 20,698	$ 12,653	$ 8,045
Less - non-allowable assets	$ 48	$ 48	$ -
- haircuts on other securities	-	-	-
	$ 48	$ 48	$ -
Net capital	$ 20,650	$ 12,605	$ 8,045
Less minimum requirement	5,000	5,000	-
Excess net capital	$ 15,650	$ 7,605	$ 8,045

Schedule of differences resulting from audit:

Increase in cash	$ 786
Increase in commissions receivable	8,630
Increase in accrued expenses and accounts payable	(1,371)
	$ 8,045

MacALPINE, CARLL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 1010 LAFAYETTE BUILDING
437 CHESTNUT STREET
PHILADELPHIA, PENNSYLVANIA 19106

JOHN C. MacALPINE III, C.P.A.
CHARLES ADAMS, C.P.A.
JAMES L. WILSON, C.P.A.

CHRISTOPHER M. BOYLAN, C.P.A.

PA: 215-923-1101
NJ: 856-772-0300
FAX: 215-923-9188
email: cpa@macalpinecarll.com

Board of Directors
Capital Strategies Limited

In planning and performing our audit of the financial statements and supplemental schedules of Capital Strategies Limited (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company is claiming exemption from SEC rule 15c3-3 under section (k)(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mac Alpine Carll & Co LLC

February 28, 2003